Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	David Rudnick
Phone: 1-646-626-4172
Email: david.rudnick@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces Reclassification of Certain Items in Third Quarter 2011 Press Release

ZHENGZHOU, China – March 12, 2012 – On November 10, 2011, China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) (“China Gerui,” or the “Company“) issued a press release regarding its third fiscal quarter of 2011.  After further discussion with the Company’s independent registered public accounting firm, certain items relating to the Company’s financial statements have been reclassified. On the Consolidated Balance Sheets, the “Other Receivables” line item had formerly included $5 million which was attributable to a potential joint venture between the Company and a prospective partner. These funds were deposited in a separate bank account by a related party for this purpose. We have adjusted the presentation of these funds and they are now categorized in the line item “Deposit Potential Business Initiatives Program-Related Party”. We have also adjusted the Consolidated Statements of Cash Flows to properly classify these funds. The original press release follows with corrected information in the financial statements and body of the press release indicated by bold italicized text. Other than the noted changes, the financial results from the November 10, 2011 press release remain otherwise unchanged.

China Gerui Advanced Materials Group Limited Announces

Record Third Quarter 2011 Results

ZHENGZHOU, China – November 10, 2011 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high precision, cold-rolled strip steel producer in China, today announced unaudited financial results for the three and nine months ended September 30, 2011.

“We achieved a record increase in revenues in the third quarter and a substantial increase in operating profits resulting from our ability to meet further customer demand from the utilization of our new production capacities,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer. “Our third quarter saw a ramp-up in the utilization of our 400,000 tons of annual specialized steel production capacity, which included a substantial revenue contribution from our much-anticipated new wide-strip production line capable of annual volume of 150,000 tons. We are experiencing continued robust demand for both narrow and wide-strip cold-rolled steel products in China across a variety of industries. We believe that our new large-scale chromium-plating capacity and precision wide-strip cold-rolled steel products will enable an expansion in our operating margins in the quarters ahead.”

“The final phase of our expansion plan will result in an additional 100,000 tons of cold-rolled steel per year by the fourth quarter of 2011,” Mr. Lu continued. “The addition of wide-strip production lines and chromium plating capacity better diversifies our capabilities which will enable us to optimize our production mix. We plan to continue to capitalize upon our competitive advantage to meet the strong demand of the high growth domestic China market place.”

Third Quarter 2011 Results

Revenue increased 63.4% to $101.1 million in the third quarter of 2011 from $61.9 million in the third quarter of 2010. The increase in revenue was primarily due to both a 25.5% increase in the Company’s average selling price to $1,044 per ton for the third quarter of 2011 compared to $832 per ton for the same period of 2010, and an 30.7% increase in sales volume to approximately 97,185 tons for the third quarter of 2011 as compared to approximately 74,384 tons for the same period of 2010.

Gross profit increased 72.7% to $32.1 million in the third quarter of 2011 from $18.6 million in the same period of 2010. Gross margin was 31.7% in the third quarter of 2011 compared to 30.0% in the same period of 2010. The increase in gross margin was due to the increase in utilization of both the new 150,000-ton wide-strip production line and the 200,000 tons in new chromium-plating capacity that were both added during the previous quarter.

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Operating income increased 74.5% to $28.7 million in the third quarter of 2011, or 28.4% of revenue, from $16.5 million, or 26.6% of revenue in the same period of 2010. The increase in operating margin is due to the increase in revenue from the aforementioned ramp-up in utilization of the two new production line capacities.

Interest expenses decreased 42.9% to $0.6 million compared to $1.1 million in the prior year period. The decrease in interest expenses was due to management’s continued efforts to reduce leverage to solidify its balance sheet.

Net income increased 76.2% to $21.4 million in the third quarter of 2011 from $12.1 million in the same period of 2010. Net income per diluted share in the third quarter of 2011 increased to $0.37 from $0.25 per diluted share in the same period of 2010, which factors in the significant increase of number of shares outstanding from the warrants exercised by March 21, 2011.

Adjusted EBITDA increased 80.0% to $31.6 million, or 31.3% of revenue, from $17.6 million, or 28.4% of revenue, in the same period of 2010. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses incurred in the first quarter of 2011. The tables that follow this press release also include a presentation for adjusted EBITDA*.

Nine Months 2011 Results

Revenue increased 33.1% to $249.8 million for the first nine months ended September 30, 2011, from $187.7 million in the first nine months of 2010. The increase in revenue was primarily due to both a 18.5% increase in the Company’s average selling price to $992 per ton for the nine months of 2011 compared to $837 per ton for the same period of 2010, and a 12.2% increase in sales volume to approximately 251,752 tons for the nine months ended September 30, 2011 as compared to approximately 224,292 tons for the same period of 2010.

Gross profit increased 30.6% to $73.6 million in the nine months ended September 30, 2011 from $56.4 million in the same period of 2010. Gross margin was 29.5% in the first nine months of 2011 compared to 30.0% in the same period of 2010. The slight decrease in gross margin was due to increased raw material costs incurred due to the testing of both the new chromium-plating line during the first nine months of 2011 and the new 150,000-ton wide-strip production line during the first nine months of the year. Raw materials used for testing purposes were included in the cost of goods sold.

Operating income increased 18.9% to $59.6 million in the nine months ended September 30, 2011 from $50.1 million in the same period in 2010. Operating margin was 23.9% in the first nine months of 2011 compared to 26.7% of revenue in the same period of 2010. The decrease in operating margin is due to the aforementioned gross margin decrease and a one-time warrant exercise expense of $5.7 million. Adjusted operating income, which excludes the aforementioned one-time warrant exercise expense, increased 30.4% to $65.3 million, or 26.1% of revenue, as compared to $50.1 million, or 26.7% of revenue. *

Interest expenses increased 56.7% for the first nine months of 2011 to $5.4 million compared to $3.5 million in the prior comparable period. The increase in interest expenses was due to an increased use of bank facilities in 2011.

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Net income increased 10.3% to $39.4 million for the first nine months of 2011 from $35.7 million in the same period of 2010. Net income per diluted share for the first nine months of 2011 decreased to $0.71 from $0.77 per diluted share in the same period of 2010, which is primarily due to the increased number of shares outstanding from the warrants exercised by March 21, 2011.

Adjusted EBITDA increased 33.7% to $70.6 million for the first nine months of 2011, or 28.3% of revenue, from $52.9 million, or 28.2% of revenue, in the same period of 2010. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses incurred in the first quarter of 2011. The tables that follow this press release also include a presentation for adjusted EBITDA*.

Financial Condition

As of September 30, 2011, the Company had $224.9 million in unrestricted cash and an additional $104.1 million in restricted cash, as compared to $119.5 million and $66.5 million, respectively, as of December 31, 2010. Working capital was $134.8 million as of September 30, 2011, compared to $66.7 million at the end of 2010. The Company’s short-term debt consisted of notes payable and term loans that totaled $216.2 million as of September 30, 2011, compared to $130.3 million at the end of 2010. Company has no long-term debt. Shareholders’ equity was $276.9 million, as compared to $167.8 million at the end of 2010. The net cash provided by operating activities for the first nine months of 2011 was $47.9 million compared to net cash provided by operating activities of $19.0 million in the same period of 2010.

Recent Developments

Management acknowledges the recent challenging sentiment toward U.S. listed companies based in China and has taken the following steps to foster investor confidence in China Gerui and enhance transparency:

•	In April 2011, the Company announced that its Board of Directors approved the repurchase of up to an aggregate of $10 million of its ordinary shares. As of September 30, 2011, the Company had repurchased 1,122,752 ordinary shares at an average price of $3.85 per share for a total repurchase price of approximately $4.32 million.

•	The Company will participate in the upcoming investor events later this month:

The Cowen and Company China Opportunity Conference

Date:        November 15, 2011

Location: Beijing

Dahlman Rose & Co. 3rd Annual Global Metals, Mining and Materials Conference

Date:        November 17, 2011

Location: New York

The China Gerui-Sponsored "Fireside Chat"

Date:        November 18, 2011, 12:00 pm
Location: New York, 300 Madison Avenue, 3rd Floor
Dial-In:     For US and Canadian callers:                  (877) 850-5643

         For International callers:                          (404) 602-0888

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         Please dial-in 5-10 minutes prior to the event time and provide the conference code 5461705379.

Investors who wish to attend any of these events may contact the Company’s investor relations U.S. representative, Vivian Chen, at vivian.chen@ccgir.com or +1 (310) 926-8038.

“Our active participation in investor conferences as well as our having initiated an opportunity for extended outreach is intended to strengthen our relationship and enhance transparency with investors as well as reinforce our commitment to maximizing long-term shareholder value,” said Chairman Lu.

Business Outlook

The Company’s capacity expansion plan is being implemented in two phases. Phase I involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a new chromium plating production line capable of processing an additional 200,000 tons of cold-rolled steel per year. These lines began normal operations as of July 2011. Phase II of the expansion plan involves the addition of 100,000 tons of cold-rolled steel production capacity per year by the first quarter of 2012.

Completion of Phase II of the Company’s capacity expansion plan will raise the Company’s total annual production capacity to a total of 500,000 tons of specialized steel of both wide- and narrow-strip cold-rolled steel production. The Company’s chromium plating production lines are fully operational and can accommodate a total of 250,000 tons of either narrow-strip or wide-strip specialized steel. The Company expects an estimated 75% capacity utilization rate for the recently added 150,000 tons of annual wide-strip steel production capacity by the end of 2011.

Mr. Lu concluded, “The results of the Company’s capacity expansion plan, as can be seen both in the third quarter and year-to-date results as well as the compelling year-to-year comparisons, is a result of the effective execution of our strategic growth plan. We expect to experience margin improvements from our additional capacity through the remainder of 2011 as our value-added capabilities enable us to service an increasing number of industry sectors.”

For fiscal year 2011, China Gerui will maintain guidance of revenue between $330 million and $345 million, gross profit of between $115 million and $120 million, adjusted net income* of between $70 million and $75 million, and adjusted diluted earnings per share* of between $1.20 and $1.25.

(*) Adjusted operating income, adjusted net income, adjusted net income per diluted share, and adjusted EBITDA represent non-GAAP (United States Generally Accepted Accounting Principles) financial measures. See the tables following this press release for a reconciliation of these measures to the appropriate GAAP measures.

Conference Call Information

The Company will also host a conference call at 8:30 am ET on Thursday, November 10, 2011.

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Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 23266724.

A replay of the conference call will be available for 14 days starting from 11:30 am ET on Thursday, November 10, 2011. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The passcode is 23266724.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html. To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

Use of Adjusted Financial Measures

This earnings release includes the use of adjusted operating income, adjusted net income, adjusted net income per share, adjusted EBITDA, which are financial measures that are not defined by US GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of adjusted operating income, adjusted net income and adjusted net income per diluted share to net income and adjusted EBITDA to net income, the most directly comparable GAAP financial measures, respectively. Adjusted EBITDA was defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses incurred in the first quarter of 2011. Adjusted operating income, adjusted net income and adjusted net income per diluted share were calculated by excluding one-time warrant exercise expenses of $5.7 million from operating income, net income, and net income per diluted share, respectively. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted net income per diluted share may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

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Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Financial tables to follow

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(IN US DOLLARS)

	September 30, 2011	December 31, 2010
	(Unaudited)
Assets

Current assets
Cash	$224,875,795	$119,477,298
Restricted cash	104,148,635	66,530,303
Accounts receivable, net	2,375,215	4,087,086
Inventories	13,347,230	7,002,277
Prepaid expenses and other deposits	58,859,730	28,749,680
Deposit- potential business initiatives program-related party	5,000,000	-
Other receivables	975,012	2,068,082
Total current assets	409,581,617	227,914,726

Non-current assets
Property, plant and equipment, net	115,781,006	85,489,849
Land use right, net	13,697,273	13,455,218
Deposit on acquisition of future land use right	12,543,116	2,143,939
Total non-current assets	142,021,395	101,089,006
Total assets	$551,603,012	$329,003,732

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$12,209,969	$2,650,689
Notes payable	175,644,402	86,227,272
Term loans	40,529,946	44,090,909
Land use right payable	1,386,401	10,203,404
Income tax payable	6,979,183	4,151,665
Customers deposits	26,356,768	9,686,444
Accrued liabilities and other payables	11,638,539	4,181,347
Total current liabilities	274,745,208	161,191,730
Total liabilities	274,745,208	161,191,730

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,428,578 and 46,139,053 shares issued,
58,305,826 and 46,139,053 shares outstanding as of
September 30, 2011 and December 31, 2010, respectively	140,418,118	73,944,243
Additional paid-in capital	6,930,944	6,930,944
Treasury stock, at cost, 1,122,752 shares, as of September 30, 2011,
none as of December 31, 2010	(4,319,777)	-
Retained earnings	118,951,361	79,522,406
Accumulated other comprehensive income	14,877,158	7,414,409

Total stockholders' equity	276,857,804	167,812,002

Total liabilities and stockholders' equity	$551,603,012	$329,003,732
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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(IN US DOLLARS)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2011	2010	2011	2010

Revenue	$101,073,420	$61,862,286	$249,840,832	$187,724,365

Cost of revenue	(69,018,246)	(43,299,966)	(176,248,246)	(131,368,669)

Gross Profit	32,055,174	18,562,320	73,592,586	56,355,696

Operating expenses:
General and administrative expenses	(2,750,140)	(1,866,067)	(7,143,095)	(5,373,275)
Selling and marketing expenses	(602,364)	(245,156)	(1,161,862)	(880,707)
Warrant compensation expenses	-	-	(5,700,000)	-
Total operating expenses	(3,352,504)	(2,111,223)	(14,004,957)	(6,253,982)

Operating income	28,702,670	16,451,097	59,587,629	50,101,714

Other income and (expense):
Interest income	425,824	274,446	1,371,553	653,927
Interest expenses	(621,145)	(1,087,227)	(5,430,551)	(3,465,010)
Sundry income	401,884	183,728	442,936	268,726

Income before income taxes	28,909,233	15,822,044	55,971,567	47,559,357

Income tax expense	(7,518,632)	(3,685,197)	(16,542,612)	(11,817,382)
Net income	$21,390,601	$12,136,847	$39,428,955	$35,741,975

Earnings per share
- Basic	$0.37	$0.27	$0.71	$0.83

- Diluted	$0.37	$0.25	$0.71	$0.77

Weighted average common shares outstanding
- Basic	58,428,146	45,425,681	55,623,129	43,292,881

- Diluted	58,428,146	48,458,492	55,623,129	46,325,692

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(IN US DOLLARS)

	For The Nine Months
	Ended September 30,
	2011	2010
Cash flows from operating activities:
Net income	$39,428,955	$35,741,975
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	4,689,078	2,300,301
Amortization of land use right	240,661	182,150
Changes in assets and liabilities:
Accounts receivable, net	1,824,157	627,969
Inventories	(6,002,591)	(989,077)
Prepaid expenses and other deposits	(28,640,585)	(16,682,156)
Other receivables	1,121,774	372,427
Accounts payable	9,313,975	(3,362,275)
Income tax payable	2,639,637	(97,805)
Customers deposit	16,069,127	107,192
Accrued liabilities and other payables	7,193,894	772,275
Net cash provided by operating activities	47,878,082	18,972,976
Cash flows from investing activities:
Cash paid for property, plant and equipment	(30,912,597)	(63,337,786)
Payment of purchases of land use right	(9,023,879)	(1,161,532)
Payment of acquisition of future land use right	(10,157,648)	(1,787,159)
Deposit- potential business initiatives program-related party	(5,000,000)	-
Changes in restricted cash	(34,731,906)	(35,597,837)
Changes in prepaid machinery deposits	-	13,973,966
Net cash used in investing activities	(89,826,030)	(87,910,348)
Cash flows from financing activities:
Repayment of term loans	(24,290,245)	(22,268,054)
Proceeds from term loans	12,457,400	45,001,623
Proceeds from notes payable, net	85,018,819	50,016,387
Proceeds received from exercise of warrants	66,473,875	25,436,393
Purchase of treasury stock	(4,319,777)	-
Net cash provided by financing activities	135,340,072	98,186,349
Net increase in cash	93,392,124	29,248,977
Effect on change of exchange rates	12,006,373	1,848,948
Cash as of January 1,	119,477,298	79,607,369
Cash as of September 30,	$224,875,795	$110,705,294
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest paid	$5,215,902	$3,465,010
Income tax paid	$13,902,975	$11,989,894
Non-cash paid during the period for:
Acquisition of land use rights with issuance of promissory note	$-	$10,811,583

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL DATA

(IN US DOLLARS) (UNAUDITED)

	Non GAAP Operating Income
	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2011	2010	2011	2010

GAAP amount per consolidated
statement of income	28,702,670	16,451,097	59,587,629	50,101,714
One-time warrant exercise expenses	-	-	5,700,000	-
Non GAAP Adjusted Operating Income	28,702,670	16,451,097	65,287,629	50,101,714

	Non GAAP Net Income
	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2011	2010	2011	2010
GAAP amount per consolidated
statement of income	21,390,601	12,136,847	39,428,955	35,741,975
One-time warrant exercise expenses	-	-	5,700,000	-
Adjusted Amount	21,390,601	12,136,847	45,128,955	35,741,975

Weighted average shares - diluted	58,428,146	48,458,492	55,623,129	46,325,692

GAAP diluted earnings per share	0.37	0.25	0.71	0.77
Non GAAP Adjusted diluted earnings per share	0.37	0.25	0.81	0.77

	Non GAAP Adjusted EBITDA
	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2011	2010	2011	2010
GAAP amount per consolidated
statement of income	21,390,601	12,136,847	39,428,955	35,741,975
One-time warrant exercise expenses	-	-	5,700,000	-
Interest income	(425,824)	(274,446)	(1,371,553)	(653,927)
Interest expenses	621,145	1,087,227	5,430,551	3,465,010
Income tax expense	7,518,632	3,685,197	16,542,612	11,817,382
Depreciation of property, plant and equipment	2,415,803	842,185	4,689,078	2,300,301
Amortization of land use right	81,273	76,153	240,661	182,150
Non GAAP Adjusted EBITDA	31,601,630	17,553,163	70,660,305	52,852,891

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